SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K

              Annual Report Pursuant to Section 15(d) of
                 the Securities Exchange Act of 1934

             For the fiscal year ended December 31, 1999
                     Commission File No. 33-46641

              ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)

                         ENERGEN CORPORATION
              605 Richard Arrington, Jr. Boulevard North
                    Birmingham, Alabama 35203-2707


Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/  W. D. Self                             June 23, 2000
W. D. Self                                  Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources and
Administration, Energen Corporation


/s/  G. C. Ketcham                          June 23, 2000
G. C. Ketcham                               Date
Member of Energen Benefits Committee and
Executive Vice President, CFO and Treasurer,
Energen Corporation

Energen Corporation Employee Savings Plan
Financial Statements and Supplemental Schedules
For the Years Ended December 31, 1999 and 1998


Energen Corporation Employee Savings Plan
Table of Contents

                                                          Pages

Report of Independent Accountants                            1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
   December 31, 1999 and 1998                                2

  Statements of Changes in Net Assets Available for Plan Benefits
   for the years ended December 31, 1999 and 1998            3


Notes to Financial Statements                              4 - 8

Supplemental Schedules:
  *Schedule H, Line 4i - Schedule of Assets Held
    for Investment Purposes as of December 31, 1999          9

  *Schedule H, Line 4j -Schedule of Reportable
    Transactions for the year ended December 31, 1999     10 - 11


*Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the year ended December 31, 1999.



                        Report of Independent Accountants

To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the Plan) as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP


May 24, 2000

Energen Corporation Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998

                                             1999           1998
          ASSETS

Investment in Energen Corporation
  common stock (cost $38,694,893
  and $34,802,047 at December
  31, 1999 and 1998, respectively)       $ 56,584,724   $  58,059,031
Other investments (cost $39,749,353 and
  $34,039,398 at December 31, 1999 and
  1998, respectively)                      51,873,958      44,452,945
Loans to participants                       4,799,208       5,253,655
Cash surrender value of life insurance         70,374          91,123
Employer contributions receivable             578,533         639,591
Employee contributions receivable             286,469         303,645

                                         $114,193,266   $ 108,799,990

  LIABILITIES AND PARTICIPANTS' BALANCES

Participants' balances                   $114,193,266   $ 108,799,990


The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 1999 and 1998

                                            1999            1998

Additions:
  Employer contributions                $  3,284,679   $  3,227,635
  Employee contributions                   4,632,672      5,181,373
  Interest and dividend income             5,620,683      4,629,171
  Net (depreciation) appreciation in the
     fair value of investments            (1,023,312)     3,156,420
  (Decrease) increase in cash
     surrender value                         (17,284)        10,904
  Other (disbursements) receipts              (6,060)       172,275

                                          12,491,378     16,377,778


Deductions:
  Distributions to participants            7,093,638      6,293,204
  Insurance premiums                           3,465          5,651
  Fees and other distributions                   999            733

                                           7,098,102      6,299,588

    Net increase                           5,393,276     10,078,190

Participants' balances:
  Beginning of year                      108,799,990     98,721,800

  End of year                           $114,193,266   $108,799,990



 The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998


1. Description of Plan

   General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation and its subsidiaries, principally Alabama Gas Corporation, Energen Resources Corporation, EGN Services, Inc. and Basin Pipeline Corp. (collectively referred to as the Company).

   Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company's Employee Stock Ownership Plan (ESOP) contribution, employee contributions, employer contributions, and investment results. An administrative committee and a trustee are appointed by the Company to administer the Plan and trust, respectively. The Company generally pays the administrative expenses of the Plan.

   Contributions - Contributions to the Plan consist of employee elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, not to exceed 15% thereof and not less than 2% thereof. The Plan currently offers 13 mutual funds and an insurance investment contract as investment options for participants. Company matching contributions are presently being funded by the fifteenth business day of the following month and are invested directly into Energen Corporation stock. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation. This contribution level is at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

   Company ESOP contributions are presently being funded each quarter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1999 and 1998 was approximately $43,000 and $17,500, respectively, and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

   Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

   Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

   Investments - The investments of the Plan are held by Vanguard Fiduciary Trust Company, under an agreement dated October 1, 1991.

   Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies.

   Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1999 ranged from 7.00% to 11.50%.

   Termination of the Plan - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the Energen Benefits Committee may, with the Company's approval either (1) continue the Trust Fund either through the existing trust agreement or through successor funding media or
   (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfer to another qualified plan, or any form selected by the committee. Any assets attributable to unallocated financed shares that remain after all vested account balances under the Plan have been paid will be returned to the employer. Distribution to a member of his elective contribution account which is not otherwise distributable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.



2. Summary of Significant Accounting Policies

   Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States.

   Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost.

   The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

   Reclassification - Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholders' equity.

   Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Tax Status

   The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Investments

   Investments at December 31, 1999 and 1998 are as follows:


                                    1999                       1998
                            Market         Cost        Market          Cost

  Energen Corporation
    common stock        $ 56,584,724   $ 38,694,893   $58,059,031  $34,802,047
  Money market and short-
     term investments      9,022,025      9,022,025     8,111,875    8,111,875
  Mutual funds            42,851,933     30,727,328    36,341,070   25,927,522

                        $ 51,873,958   $ 39,749,353   $44,452,945  $34,039,397



   The change in unrealized appreciation was $3.7 million decrease in 1999 and $.4 million increase in 1998.

   The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                     1999       1998

     Energen Corporation
      common stock                $ 56,584,724   $ 58,059,031
     Vanguard 500 Index Fund      $ 17,491,943   $ 13,879,827
     VMMR - Prime Portfolio       $  9,022,025   $  8,111,874
     Vanguard Morgan Growth Fund  $  8,122,733   $  5,887,717
     Vanguard Wellington Fund                    $  5,468,516



   5.  Nonparticipant-Directed Investments

   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                       1999           1998
     Net Assets:
       Common stock               $ 56,584,724     $ 58,059,031



                                  For the Year     For the Year
                                   Ended 1999       Ended 1998

     Changes in Net Assets:
       Contributions              $   5,324,792   $   5,502,020
       Dividends                      2,001,342       1,826,226
       Net depreciation              (3,987,478)       (881,142)
     Benefits paid to
       participants                  (2,979,872)     (2,720,533)
     Transfers to
       participant-directed
      investments                    (1,833,091)     (1,123,233)

                                  $  (1,474,307)  $   2,603,338





                             Supplemental Schedules


Energen Corporation Employee Savings Plan
Form 5500, Schedule h, Line 4i -
Schedule of Assets Held for Investment Purposes
December 31, 1999


                       c. Description of Investment
  b.Identity of Issuer,   Including Maturity Date,
    Borrower,Lessor,      Rate of Interest, Collateral,             e. Current
a.  or Similar Party      Par of Maturity Value        d.  Cost         Value

* Energen Corporation            Common stock          $38,694,893   $56,584,724
* W.L. Morgan Growth Fund        Mutual fund             6,011,740     8,112,733
* Vanguard Index 500 Portfolio   Mutual fund             8,805,430    17,491,943
* VMMR-Prime Portfolio           Money market fund       9,022,025     9,022,025
* Wellington Fund                Mutual fund             5,246,585     5,600,414
* Vanguard Long-term Corporate
  Bond  Fund                     Mutual fund             1,318,713     1,201,519
* Windsor II Fund                Mutual fund             5,102,403     4,979,005
* International Growth Fund      Mutual fund             1,804,733     2,540,141
* Life Strategy Growth Portfolio Mutual fund               639,370       886,536
* Vanguard Index Small Cap
     Portfolio                   Mutual fund               451,574       491,024
* Life Strategy Income Portfolio Mutual fund               136,491       134,245
* Life Strategy Conservative
     Growth                      Mutual fund               505,323       602,152
* Intermediate-Term
     Corporate Bond              Mutual fund               143,074       136,725
* Life Strategy Moderate Growth  Mutual fund               561,892       675,497
* Loan Fund (participant loans)  7% to 11.5%             4,799,208     4,799,208
  Cash surrender value of life insurance                    70,374        70,374

                                                      $ 83,313,828  $113,328,265

*   Denotes party-in-interest to the Plan

Energen Corporation Employee Savings Plan
Form 5500, Schedule H, Line 4j -
Schedule of Reportable Transactions
For the Year Ended December 31, 1999


I. Single transactions exceeding 5% of assets.

                    Schedule Attached.

          NOTE - Information required in Columns e, f, and h is inapplicable.

II.  Series of transactions involving property other than securities.

                    NONE

III. Series of transactions of same issue exceeding 5% of assets.

                    Schedule Attached.

          NOTE - Information required in Columns e, f, and h is inapplicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

Energen Corporation Employee Savings Plan
Form 5500, Schedule H, Line 4j -
Schedule of Reportable Transactions
For the Year Ended December 31, 1999


a. Identity
   of Party   b.Description    c.Purchases      d.Sales    g.Cost of i.Net Gain
   Involved     of Asset     Price   Number  Price   Number   Asset    or (Loss)

Energen
Corporation  Common Stock $7,199,416  114  $4,644,605  179 $3,306,523 $1,338,082
VMMR Prime
Portfolio    Money market $4,133,565  181  $3,223,380  157 $3,223,380 $       --

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46641) of Energen Corporation of our report dated May 24, 2000 relating to the financial statements and supplemental schedules of the Energen Corporation Employee Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP


Birmingham, Alabama
June 27, 2000